Exhibit 99.3

11 January 2005

Mitchells & Butlers plc

Purchase of Own Securities

Mitchells & Butlers plc announces that on 11 January 2005 it purchased 350,000 of its ordinary shares at a price of 329.8571 pence per ordinary share. 175,000 of these shares will be held as treasury shares and 175,000 shares will be cancelled.

The total number of Mitchells & Butlers shares in issue (after cancellation of 175,000 shares and excluding treasury shares) is 521,831,299. Following the above purchase, Mitchells & Butlers plc holds 1,067,741 ordinary shares as treasury shares.

It is intended that the shares held as treasury shares will be used to meet obligations of Mitchells & Butlers under employee share option schemes.

ENDS